Exhibit (4)(ss)

                                PAYOUT PROVISIONS

Choosing an Option.--You may have the amount of your contract fund on the Annuity Date paid to the Annuitant(s) under one of the options we describe below. If two annuitants are named in the contract, and both are living, you may choose to have payments made to either. But, for any annuity settlement, we will first deduct from your contract fund any charge for state and/or local premium taxes any recapture of additional amounts, and any withdrawal charges. We offer the same annuity options to the Payee that we offer to an annuitant. And we determine monthly payments for the Payee in the same way we do for an annuitant.

Conditions.--With respect to the option(s) you select, your right to make the choice is subject to all these conditions: (1) You must ask for the option in writing and in a form which meets our needs. (2) You must send the contract to us to be endorsed. (3) If we require it, you must give us proof of the date of birth of the person on whose age an annuity payment is based. (4) We must have your request, the contract and any required proof(s) of the date(s) of birth before the Annuity Date.

Your choice of an option will take effect on the Annuity Date but only if: (1) the person on whose life the annuity is to be based is living on that date; (2) the first payment under the option will be at least $20; and (3) you do not void the choice by making a later choice before the Annuity Date.

If two annuitants are named in the Contract and both are living, settlement will be made on the life of the First Annuitant, as named on page 3.

When No Option Chosen.--If no choice takes effect on the Annuity Date, settlement under the interest Payment Option will become effective.

Options Described.--When we use the word annuitant in the following paragraphs we mean the annuitant for whom the annuity described was chosen and who is to receive settlement under the annuity.

For an annuitant, the first payment under these options is due on the Annuity Date.

For a Payee, unless a later date is requested, the first payment will be due on the first day of the earliest calendar month on or after the day the Service Office has received the request for the settlement and due proof of the annuitant's death and such claim forms and other evidence as may be satisfactory to us.

Here are the options we offer. We may also consent to other arrangements.

Life Income Option.--You may choose monthly paymemts for as long as the annuitant lives, with 120 monthly payments certain.

Interest Payment Option.--We will hold an amount at interest. We will pay interest at an effective rate of at least 3% a year ($30.00 annually, $14.89 semi-annually, $7.42 quarterly or $2.47 monthly per $1,000). We may pay more interest.

Supplemental Life Annuity Option.--You may choose to receive the proceeds of this contract in the form of payments like those of any annuity or life annuity we then regularly issue that (1) is based on United States Currency; (2) is bought by a single sum; (3) does not provide for dividends; and (4) does not normally provide for deferral of the first payment. For purposes of this option only, the words we, our and us include our subsidiary company, Pruco Life Insurance Company, which has agreed to make settlements under this option.

The proceeds of this contract might be subject to a withdrawal charge if paid as a lump sum. It so, we will apply that charge pro-rata to any portion of the proceeds not placed under this option. For the amount placed under this option on any date, any annuity payment will be at least 100% of what we would pay under the chosen kind of annuity with its first payment due on its contract date. The phrase regularly issue does not include contracts that are used to qualify for special federal income tax treatment as a retirement plan unless this contract has been issued as part of such a plan. At least one of the persons on whose life this option is based must be a Payee. This option cannot be chosen more than 30 days before the due date of the first payment. On request, we will quote the payment that would apply for any amount placed under the option at that time.

Residue Described.--For the Life Income Option and the Supplemental Life Annuity Option, residue on any date means the then present value of any unpaid payments certain. It does not include the value of any payment that may become due after the certain period. For the Life Income Option, we will compute it at an effective interest rate of 3 1/2% a year. But we will use the interest rate we used to compute the actual Life Income Option payments if they were not based on the table in this contract. For the Supplemental Life Annuity Option, we will use the interest rate we would use for the chosen kind of annuity with the same provisions as to withdrawal.


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